

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 16, 2018

Michael J. Lyon
Chief Financial Officer
Pattern Energy Group, Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re:** **Pattern Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 01-36087**

Dear Mr. Lyon:

　　We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Jennifer Thompson

　　　　　　　　　　　　　　　Jennifer Thompson
　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　Office of Consumer Products